Mail Stop 3561

April 6, 2010

<u>via U.S. mail and facsimile</u>

J.D. Alexander, Principal Executive Officer
Alico, Inc.
P.O. Box 338
LaBelle, Florida 33975

RE: Alico, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009 and filed
December 14, 2009
File No.: 0-00261

Dear Mr. Alexander:

        We have reviewed your supplemental correspondence submitted March 17, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Schedule 14A filed January 20, 2010

Compensation Committee Report, page 15

1. We note your response to prior comment number one of our letter dated March 8, 2010. Please explain your response in light of the following disclosures in your filing:

In the second paragraph on page 16 you have stated:

> Pay must be performance based so that a significant part of each
> executive's annual cash compensation is directly linked to a
> combination of the overall performance of the Company, division
> and individual financial and non-financial performance goals
> (based on the achievement of predetermined business plan goals
> and metrics).

In the third paragraph on page 16 you have stated:

> The annual performance review for determining compensation
> follows a principled, structured framework for analysis. This
> analysis focuses on financial and non-financial performance
> measures that the Committee believes collectively best indicate
> successful management of Alico's business. The analysis takes
> into account performance against internal business goals.

In the first paragraph under the heading "Measuring Performance" on page
17 you have stated:

> The Committee compares each Executive Officer's contribution to
> the Company's overall performance and <u>compares each Executive
> Officer's performance against the stated goals in the strategic goals
> and business plan created for such Executive Officer (our
> emphasis)</u>. In order to achieve target compensation awards, the
> Committee must determine that strategic initiatives and internal
> business goals for the performance measures were attained.

2. We note your response to prior comment number three. Please comply with the
   remaining part of the comment, which states:

   > Further, we note the Bonus/Cash Incentive Potential disclosed in the table
   > on page 19, which does not appear as a non-equity incentive grant in this
   > table, and the sentence under "Measuring Performance" on page 17 which
   > states, "in order to achieve target compensation awards, the Committee
   > must determine that strategic initiatives and internal business goals for the
   > performance measures were attained." Please explain the absence of non-
   > equity grants in this table.   In future filings, please ensure that this table
   > includes all awards in the last fiscal year, including any grants of non-
   > equity incentive awards. In your response letter, please provide draft
   > disclosure responsive to this comment.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed responses greatly facilitate our

review. Please understand that we may have additional comments after reviewing your responses to our comments.

       Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with questions.

                Sincerely,

                John Reynolds
                Assistant Director
                Office of Beverages, Apparel and
                Health Care Services

cc: J.D. Alexander, Principal Executive Officer
      Facsimile: (863) 675-5100